Mail Stop 3561

August 7, 2009

<u>Via Fax & U.S. Mail</u>

Mr. Robert J. Rueckl
Chief Financial Officer
10801 Nesbitt Avenue South
Bloomington, Minnesota 55437

      Re: **PLATO Learning, Inc.**
             Form 10-K for the year ended October 31, 2008
             Filed January 14, 2009
             File No. 333-72523

Dear Mr. Rueckl:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

          Sincerely,

          Linda Cvrkel
          Branch Chief

VIA FACSIMILE
(952) 832-1210